UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Material Information

As previously announced, in October 2020, Avianca received approval from the U.S. Bankruptcy Court to access a debtor-in-possession (DIP) financing totaling approximately US$ 2.0 billion and the initial disbursement occurred. The financing was structured to allow for the possible future participation of one or more governments, though the financing was not dependent on any government participation.

With support from a large number of third-party institutional investors and existing lenders in its DIP financing, Avianca has the financial flexibility during this stage to support its operations and continue to make progress on its plan of reorganization without the participation of the Republic of Colombia.

Avianca appreciates the efforts by the Colombian government to help the country’s tourism sector, which has been significantly impacted by the COVID-19 pandemic, and remains committed to continuing to work collaboratively to assist in the ongoing economic recovery.

The Company remains focused on safely serving its customers and connecting people, families and businesses across Latin America through the Chapter 11 process and beyond.

*About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Investor Relations Office

+571 587 77 00 ext, 2474, 134

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name:	Richard Galindo
Title:	General Secretary